SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of July 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated July 19, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106 and 333-13350.

PRESS RELEASE                                          FOR IMMEDIATE PUBLICATION

                   CGI TO RELEASE FISCAL THIRD QUARTER RESULTS
                                ON JULY 31, 2001

Montreal, July 19, 2001 - CGI Group (NYSE: GIB; TSE: GIB.A) today announced that it will hold its quarterly results conference call with analysts and investors on July 31, 2001 at 11 a.m. (EDT). During the call, Serge Godin, chairman, president & CEO, Andre Imbeau, executive vice president & CFO, and Paule Dore, executive vice president & chief corporate officer will discuss the Company's financial results for the of the third quarter and nine-month period ended June 30, 2001 and the acquisition of US-based IT services firm IMRglobal Corp. The financial results will be released before market open on the same day, July 31.

Participants may listen to the call by dialling (888) 209-3775. The call will also be webcast live on the Internet at www.cgi.ca and subsequently archived on the site. Participants will be able to access support slides on the website during the call.

For those unable to participate, a taped rebroadcast will be available after the call until August 7, 2001 at midnight. To access the rebroadcast, listeners may dial (800) 558-5253 and quote the reservation number 19 33 85 78.

About CGI
Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount of more than 10,000 professionals. CGI's order backlog totals approximately US$5.3 billion (CDN$8.2 billion) and its revenue run-rate is close to US$1 billion (CDN$1.5 billion). CGI provides end-to-end IT services and business solutions to 2,500 clients in the United States, Canada and more than 20 countries around the world. CGI's shares are listed on the NYSE (GIB), as well as on the TSE (GIB.A). They are included in the Toronto Stock Exchange's TSE 300 index as well as the S&P/TSE Canadian Information Technology index. Web site: www.cgi.ca.

                                      -30-
For more information:
CGI
Ronald White
Director, investor relations
Tel:  (514) 841-3230

Eileen Murphy
Director, media relations
Tel:  (514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CGI GROUP INC.
                                          (Registrant)


Date July 19, 2001                        By /s/ Paule Dore
                                          Name:  Paule Dore
                                          Title:    Executive Vice President
                                                  and Chief Corporate Officer
                                                  and Secretary